                                                                    Exhibit 12.1


Ratio of Earnings to Fixed Charges Calculation

                                                                                 MONTHS
                                          FISCAL YEAR ENDED                      ENDED
                         ---------------------------------------------------    -------
                         9/25/94    9/24/95    9/26/96    9/28/97    9/27/98    6/27/99
                         -------    -------    -------    -------    -------    -------
                                                                             (unaudited)
EARNINGS
Income before taxes and
  extraordinary items    (5,774)     3,401      (5,652)    (7,237)    36,022      7,471
Fixed charges            14,747     13,930      21,056     50,332     76,598     62,493
Less: dividends on
  preferred stock(1)          -          -      (3,709)   (27,277)   (53,456)   (45,238)
                         --------------------------------------------------------------
  TOTAL EARNINGS          8,973     17,331      11,695     15,818     59,164     24,726
                         ==============================================================

FIXED CHARGES
Interest expense, net
  of interest income     14,203     12,874      16,533     22,201     20,860     15,736
Interest income             318        827         548        462      1,903      1,213
1/3 of operating lease
  rental expense (deemed
  to be interest)           226        229         266        392        379        306
Dividends on preferred
  stock(1)                    -          -       3,709     27,277     53,456     45,238
                         --------------------------------------------------------------
  TOTAL FIXED CHARGES    14,747     13,930      21,056     50,332     76,598     62,493
                         ==============================================================

Excess (deficiency)
  of Earnings to
  Fixed Charges          (5,774)     3,401      (9,361)   (34,514)   (17,434)   (37,767)

Ratio of Earnings to
  Fixed Charges               -        1.2x          -          -          -          -


Recalculation of dividends on preferred stock:
----------------------------------------------

Dividends on preferred
  stock                       -          -       2,944     17,044     30,270     26,001

Income (loss) from
  continuing operations                         (5,652)    (7,237)    36,022      7,471

Income taxes related to
  continuing operations                         (1,166)    (2,715)    15,624      3,177
                             ----------------------------------------------------------
Effective tax rate
  applicable to
  continuing operations                           20.6%      37.5%     43.4%       42.5%

                             ----------------------------------------------------------

Dividends on preferred
  stock on pre-tax
  basis                                          3,709      27,277   53,456      45,238



Notes:

(1) Dividends on preferred stock calculated in accordance with Regulation S-K,
    Item 503(d)(B), as: dividends on preferred stock divided by (1 minus effective tax rate applicable to continuing operations).

(2) Effective tax rate on income from continuing operations for continuing operations for fiscal year 1998 used for nine months ended June 28, 1998.

(3) Information for nine months ended June 28, 1998 included in Summary Financial Data, but not included in Schedule showing detail calculation of Ratio of Earnings to Fixed Charges.